UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

MILLENNIA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

60036M 20 2
(CUSIP Number)

Jeffrey M. McPhaul Munck Carter, LLP 12770 Coit Road, Suite 600 Dallas, Texas 75251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60036M 20 2
1. Names of Reporting Persons. Bon Amour International, LLC
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 18,000,000
7. 8. Shared Voting Power 0
8 . 9. Sole Dispositive Power 18,000,000
9. 10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 36%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 60036M 20 2
1. Names of Reporting Persons. Nathan Halsey
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
7. 8. Shared Voting Power 18,000,000
8. 9. Sole Dispositive Power 0
9. 10. Shared Dispositive Power 18,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 36%
14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Millennia, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Ave, Suite 1880, Dallas, Texas 75201.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Bon Amour International, LLC, a Texas limited liability company (“Bonamour”) and Nathan Halsey, an individual residing in Texas (together, the “Reporting Persons”).  Mr. Halsey currently serves as the sole Manager, Chief Executive Officer and President of Bonamour.  Accordingly, Mr. Halsey may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to Mr. Halsey to vote and to dispose of the securities held by Bonamour pursuant to Bonamour’s constituent documents.

(b) – (c) The principal business address of both Bonamour and Nathan Halsey is 1700 Pacific Ave, Suite 1880, Dallas, Texas 75201.  Bonamour engages in, among other things, the development and distribution of wellness products and services. Nathan Halsey serves as the sole Manager, Chief Executive Officer and President of Bonamour.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bonamour is a Texas limited liability company. Mr. Halsey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On June 23, 2011, Bonamour acquired 6,837,837 shares of Common Stock from Pam J. Halter (“Halter”) pursuant to the terms of a Stock Purchase Agreement (the “Halter SPA”), by and among the Issuer, Halter and Bonamour in exchange for cash consideration of $200,000.

On June 23, 2011, the Issuer issued Bonamour an additional 11,162,163 shares of Common Stock pursuant to the terms of a Stock Purchase Agreement (the “Millennia SPA”), by and between the Issuer and Bonamour in exchange for cash consideration of $220,000.

Bonamour used working capital to pay for the shares acquired in the Millennia and Halter SPA transactions.

Item 4.  Purpose of Transaction

The shares acquired by Bonamour under the Halter and Millennia SPAs (collectively, the “Shares”) were acquired for investment purposes.  Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Shares and any other securities of the Issuer.

Under the terms of the Halter SPA, Pam J. Halter, the sole director of the Issuer in office immediately prior to the closing of such transaction, agreed to immediately resign all officer positions held with the Issuer, and resign as the sole director of the Issuer effective upon the expiration of the 10-day period (the “10-day Period”) following the filing and delivery of an Information Statement required by Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, which occurred on June 27, 2011.  Nathan Halsey was appointed to serve as the Issuer’s President and Chief Executive Officer, effective as of June 23, 2011, and to serve on the Issuer’s Board of Directors effective upon the conclusion of the 10-day Period.

In addition to the appointment of Nathan Halsey to serve as the sole director and officer of the Issuer, pursuant to the terms of the Halter SPA: (1) the parties agreed that the Articles of Incorporation of the Issuer will be promptly amended to increase the shares of Common Stock authorized for issuance by the Issuer from 50,000,000 to 500,000,000 shares (the “Amendment”), (2) Pam J. Halter agreed to vote all shares held by her by written consent to approve the Amendment, (3) the parties acknowledged and agreed that upon effectiveness of the Amendment, the Issuer will issue and sell additional shares of Common Stock to Bonamour in consideration of its contribution of certain assets to the Issuer, and upon issuance thereof, Bonamour will obtain a controlling interest in the issued and outstanding shares of Issuer Common Stock (the “Additional Issuance”), and (4) Pam J. Halter agreed to vote her shares of Common Stock to elect and qualify a Board of Directors consisting of one person nominated by Bonamour until such time as the Additional Issuance is consummated.

The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Shares and other securities of the Issuer.  The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 18,000,000 shares of Common Stock, representing 36% of the outstanding shares of Common Stock (based on 50,000,000 shares of Common Stock outstanding as of June 23, 2011). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Persons have the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by the Reporting Persons during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters described in Items 3 and 4, neither of the Reporting Persons have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement dated as of June 27, 2011, between Bonamour and Nathan Halsey.

Exhibit 2:  Stock Purchase Agreement dated June 23, 2011 by and among the Issuer, Pam J. Halter and Bonamour.

Exhibit 3:  Stock Purchase Agreement dated June 23, 2011 by and between Bonamour and the Issuer.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011	BON AMOUR INTERNATIONAL, LLC

	By:	/s/ Nathan Halsey
Name: Nathan Halsey
Title: Manager, Chief Executive Officer and President

/s/ Nathan Halsey
Nathan Halsey, Individually

EXHIBIT 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Bon Amour International, LLC, a Texas limited liablity company (“Bonamour”) and Nathan Halsey, the sole Manager, Chief Executive Officer and President of Bonamour, agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001per share, of Millennia, Inc., a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings.  Each of Bonamour and Mr. Halsey acknowledges that it or he is responsible for the timely filing of its or his own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself or himself contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself or himself, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: June 27, 2011	BON AMOUR INTERNATIONAL, LLC

	By:	/s/ Nathan Halsey
Name: Nathan Halsey
Title: Manager, Chief Executive Officer and President

/s/ Nathan Halsey
Nathan Halsey, Individually

EXHIBIT 2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, made and entered into as of June 23, 2011 by and among BON AMOUR INTERNATIONAL, LLC (the “Buyer”), PAM J. HALTER (the “Seller”) and MILLENNIA, INC. a Nevada corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Seller is the holder of 36,500,000 shares of the outstanding common stock, par value $0.001 (“Common Stock”) of the Company; and

WHEREAS, the Seller desires to sell 6,837,837 of such shares (referred to hereinafter as the “Shares”) to Buyer and Buyer desires to purchase the Shares on the terms and subject to the conditions set forth herein;

WHEREAS, the Company joins in the execution of this Agreement for the purpose of evidencing its consent to the consummation of the foregoing transactions and for the purpose of making certain representations and warranties to and covenants and agreements with the Buyer.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth below and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto do hereby agree as follows:

I.

PURCHASE AND SALE OF SHARES

SECTION 1.01 Purchase and Sale of Shares.  Subject to the terms and conditions set forth herein, effective immediately upon the execution hereof, Seller hereby sells the Shares to the Buyer, and the Buyer hereby purchases the Shares from Seller. Seller shall transfer all right, title, and interest in and to the Shares being conveyed by her to Buyer free and clear of any lien, security interest, or other encumbrance of any nature and free of any claim by any person or entity to or against the Shares.

SECTION 1.02 Purchase Price.  The purchase price of the Shares (hereinafter referred to as the “Purchase Price”) shall be $200,000.00, payable in cash.

SECTION 1.03 Deliveries.  Upon execution of this Agreement, Seller shall deliver to Buyer certificates representing the Shares, duly endorsed for transfer, and Buyer shall deliver to Seller the Purchase Price described in Section 1.02.

II.

REPRESENTATIONS AND WARRANTIES OF THE SELLER

SECTION 2.01 Ownership of Shares.  Seller is the record and beneficial owner of all of the Shares and has good and valid title to such Shares free and clear of any lien, security interest, or other encumbrance of any nature and free of any claim by any person or entity to or against such Shares.  Such Shares are not subject to any option, right, proxy, voting agreement, voting trust, or any other agreement, understanding, or arrangement affecting the Shares.

SECTION 2.02 Authorization, etc.  Seller has the power, authority, and capacity to enter into this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  The execution and delivery by Seller of, and the performance by Seller of her obligations under this Agreement will not contravene any provision of applicable law, or any agreement or other instrument binding upon Seller or to which the Shares are subject, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by Seller of her obligations under this Agreement.

SECTION 2.03 No Consent Required.  No consent, approval, order or authorization of, or registration, declaration or filing with any governmental or public body or authority or other party on the part of Seller is required for such Seller to execute and deliver this Agreement and perform her obligations hereunder.

III.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to, and agrees with, the Seller as follows:

SECTION 3.01 Authorization, etc.  Buyer has the power, authority, and capacity to enter into this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly executed and delivered by Buyer.

SECTION 3.02 No Consent Required.  No consent, approval, order or authorization of, or registration, declaration or filing with any governmental or public body or authority is required for Buyer to execute and deliver this Agreement and perform its obligations hereunder.

SECTION 3.03 Disclosure of Information.  Buyer acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Buyer to make an informed decision regarding an investment in the Shares.  Buyer represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

SECTION 3.04 Investment Intent.  Buyer is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof in violation of any U.S. federal or state securities laws.

SECTION 3.05 Restricted Securities.  Buyer understands that the Shares have not been registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws, that the Shares will be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

2

SECTION 3.06 Legend. It is agreed and understood by Buyer that the certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION ACCOMPANIED BY AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

IV.
AGREEMENTS OF THE PARTIES

SECTION 4.01 Resignation of Seller as Director and Officer of the Company; Appointment of Nathan Halsey as Sole Director and Officer.  Seller shall tender her written resignation (the “Seller Resignation”) and, in her capacity as the sole member of the board of directors, shall execute a written consent resolution duly appointing Nathan Halsey to serve as the President and Chief Executive Officer of the Company and the sole director of the Company (the “Halsey Appointment Consent”). The resignations of Seller in her capacity as an officer of the Company and the appointment of Nathan Halsey as the President and Chief Executive Officer of the Company shall be effective as of the date of this Agreement, and the resignation of the Seller in her capacity as the sole director of the Company, and the appointment of Mr. Halsey as the sole director of the Company shall be effective ten days subsequent to the mailing of an Information Statement (the “Information Statement”) relating to the appointment filed by the Company in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.

SECTION 4.02 Amendment of Articles of Incorporation of the Company to Increase Authorized Common Stock. The Parties agree to promptly cause the Articles of Incorporation of the Company to be amended to increase the shares of Common Stock authorized for issuance by the Company from 50,000,000 to 500,000,000 shares (the “Amendment”).

SECTION 4.03 Seller Consent. Seller hereby agrees to execute and deliver a written consent pursuant to which Seller shall vote all shares of Company Common Stock owned by the Seller and entitled to vote, in favor of and approving the Amendment. Such written consent shall be delivered no later than two business days following a demand by Buyer.

SECTION 4.04 Sale of Additional Shares to Buyer. The Parties understand and agree that, upon effectiveness of the Amendment, the Company intends to issue and sell additional shares of Common Stock to the Buyer in consideration of its contribution of certain assets to the Company, and upon issuance thereof, the Buyer will obtain a controlling interest in the issued and outstanding shares of Company Common Stock (the “Additional Issuance”).

3

SECTION 4.05 Shareholder Agreement.  Until such time as the Additional Issuance shall be consummated, Seller agrees to vote any written consent or at any meeting of the stockholders of the Company duly called and held for the purpose of electing directors, all shares of the Common Stock owned by the Seller and entitled to vote for the election of directors of the Company (or otherwise take all consensual action required) to elect and qualify a Board consisting of one (1) person nominated by Buyer.
V.

MISCELLANEOUS

SECTION 5.01  Survival of Agreements.  Except as provided below, the covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the sale and delivery of the Shares pursuant hereto for a period until 90 days following the receipt by the Company of its next audited financial statements. Notwithstanding the foregoing, the agreements of the parties set forth in Article IV shall survive for such additional time as may be necessary to consummate the transactions and corporation actions contemplated thereunder.

SECTION 5.02  Parties in Interest.  All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

SECTION 5.03LAW GOVERNING.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS.

SECTION 5.04  Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended except in writing.

SECTION 5.05Time.  Time is of the essence of this Agreement.

SECTION 5.06  Brokers.  Seller agrees to indemnify Buyer and hold it harmless from and against any obligation to any broker, finder, agent or other person claiming compensation as a result of this Agreement.

4

IN WITNESS WHEREOF, each of the Parties has executed this Agreement or caused this Agreement to be executed on its behalf by its duly authorized representative, as of the day and year first above written.

SELLER:

/s/ Pam J. Halter
PAM J. HALTER

BUYER:

BON AMOUR INTERNATIONAL, LLC

By: /s/ Nathan Halter
Name: Nathan Halter
Title: Pres/CEO

COMPANY:

MILLENNIA, INC.

By: /s/ Pam J. Halter
Name:
Title:

5

EXHIBIT 3
STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of June 23, 2011 (this “Agreement”), by and between BON AMOUR INTERNATIONAL, LLC, a Texas limited liability company (“Purchaser”); and MILLENNIA, INC., a Nevada corporation (“Company”).

W I T N E S S E T H

WHEREAS, Purchaser desire to purchase from the Company, and the Company desires to issue and sell to Purchaser, 11,621,163 shares (the “Shares”) of the Company’s common stock, par value $0.001 (the “Common Stock”), which upon issuance would represent 22.3% of the Company’s issued and outstanding shares of the Common Stock, on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows.

ARTICLE 1
SALE AND PURCHASE OF THE SHARES

1.1 Sale of the Shares.  Subject to the terms and conditions herein set forth, on the basis of the representations, warranties and agreements herein contained, at the Closing (defined below) on the date hereof, Company hereby issues, sells, assigns, transfers and delivers the Shares to Purchaser, and Purchaser hereby purchases the Shares from the Company.

1.2 The Closing.  The purchase of the Shares shall take place at the office of the Company or such other place as Purchaser and Company may mutually agree contemporaneous with the execution hereof “Closing Date”.

1.3 Delivery of Certificates.  At the Closing, the Company shall deliver one or more certificates representing the Shares to Purchaser in form and substance satisfactory to Purchaser (“Certificates”), as shall be effective to vest in Purchaser all right, title and interest in and to all of the Shares.

1.4 Consideration and Payment for the Shares.  In consideration for the Shares, Purchaser shall pay to the Company a total purchase price of $220,000 (the “Purchase Price”), as follows:

(a) The Purchaser has transferred $42,500 (“Initial Deposit”) to Securities Transfer Corporation (the “Escrow Agent”), to be held pursuant to that certain Escrow Agreement between Company and Purchaser dated June 1, 2011 (the “Escrow Agreement”).

(b) At the Closing, the Company shall deliver to the Escrow Agent, the Certificates for the Shares duly endorsed for transfer to be held in escrow in accordance with the terms of this Agreement.  The Escrow Agent shall hold the Shares pending the Closing.

(c) On or before the Closing Date, the Purchaser shall transfer $177,500 (“Additional Payment”) to the Escrow Agent to be held in escrow in accordance with the terms of this Agreement and the Escrow Agreement.

(d) Subject to the terms, conditions and warranties set forth in this Agreement, on the Closing Date, in consideration for the Shares, the Escrow Agent will transfer and deliver to the Purchaser and/or its nominees, the Certificates for the Shares, and will pay all outstanding obligations of the Company, which total the $220,000 Purchase Price (collectively, the “Closing”).

1.5 Conditions to Closing.  Purchaser’s obligation to close shall be conditional upon the completion, to Purchaser’s satisfaction, of the following matters:

(a) Delivery of the materials set forth in Article 5;

(b) Either contemporaneously with or prior to Closing, a Stock Purchase Agreement between Purchaser and Pam J. Halter, pursuant to which Ms. Halter shall sell 6,837,837 shares of Company Common Stock to Purchaser, shall be fully executed and enforceable;

(c) Each officer and director of the Company serving in such capacity as of the Closing Date shall tender his or her written resignation (the “Officer and Director Resignation(s)”) and the board of directors shall execute a written consent resolution duly appointing Nathan Halsey to serve as the President and Chief Executive Officer of the Company and the sole director of the Company (the “Halsey Appointment Consent”). The resignations of the officers and appointment of Nathan Halsey as the President and Chief Executive Officer of the Company shall be effective as of the Closing Date, and the resignations of the directors in their capacities as such and the appointment of Mr. Halsey as the sole director of the Company shall be effective ten days subsequent to the mailing of the Information Statement (described below); and

(d) The Company shall have filed with the SEC an Information Statement pursuant to SEC Rule 14f-1 (the “Information Statement”) and mailed it to all stockholders of the Company at least ten days prior to the effective date of the resignation of all directors and appointment of Nathan Halsey as the sole director.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents, warrants and undertakes to the Purchaser that:

2.1 Due Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada (a) with full power and authority to own, lease, use, and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted.  The Company has no subsidiaries.  The Company is not qualified to conduct business in any jurisdiction other than the States of Nevada and Texas, and (b) all actions taken by the current directors and stockholders of the Company have been valid and in accordance with the laws of the State of Nevada and all actions taken by the Company have been duly authorized by the current directors and stockholders of the Company as appropriate.

2.2 (a) Company Authority.  The Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein.

(b) Due Authorization.  The execution, delivery and performance by the Company of this Agreement has been duly and validly authorized and no further consent or authorization of the Company, its Board of Directors or its stockholders is required.

(c) Valid Execution.  This Agreement has been duly executed and delivered by the Company.

(d) Binding Agreement.  This Agreement constitutes, and upon execution and delivery thereof by the Company, will constitute, a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditor’s rights generally or the availability of equitable remedies.

(e) No Violation of Corporate Documents or Agreements.  The execution and delivery of this Agreement by the Company and the performance by the parties hereto of its obligations hereunder will not cause, constitute, or conflict with or result in (i) any breach or violation, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under any of the provisions of, or constitute a default under, any license, indenture, mortgage, charter, instrument, certificate of incorporation, bylaw, judgment, order, decision, writ, injunction, or decree or other agreement or instrument or proceeding to which the Company or its stockholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto by required, (ii) an event that would cause the Company to be liable to any party, or (iii) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of the Company or on the securities of the Company to be acquired by the Purchaser.

2.3 Authorized Capital, No Preemptive Rights, No Liens; Anti-Dilution.  As of the date hereof, the authorized capital of the Company is 50,000,000 shares of Common Stock, par value $0.001 per share.  The issued and outstanding capital stock of the Company is 38,837,837 shares of Common Stock.  All of the shares of capital stock are duly authorized, validly issued, fully paid and non-assessable.  No shares of capital stock of the Company are subject to preemptive rights or similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company, or otherwise.  As of the date hereof (i) there are no outstanding options, warrants, convertible securities, scrip, rights to subscribe for, puts, calls, rights of first refusal, tag-along agreements, nor any other agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act of 1933, and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in the Company’s articles of incorporation or bylaws or in any agreement providing rights to security holders) that will be triggered by the transactions contemplated by this Agreement. The Company has furnished to Purchaser true and correct copies of the Company’s Articles of Incorporation and Bylaws.

2.4 No Governmental Action Required.  Except for the SEC reports pertaining to the transactions consummated hereunder (i.e., a Form 8-K, Information Statement, Schedule 13D and Forms 3 and/or 4), the execution and delivery by the Company of this Agreement does not and will not, and the consummation of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official.

2.5 Compliance with Applicable Law and Corporate Documents.  The execution and delivery by the Company of this Agreement and the performance by the parties hereto of the transactions contemplated hereby does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation, (ii) the Company’s Articles of Incorporation or Bylaws, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Company or any its assets, or result in the creation or imposition of any lien on any asset of the Company.  To the best of its knowledge, the Company is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations, orders, restrictions and all other legal requirements of any domestic or foreign government or any instrumentality thereof having jurisdiction over the conduct of its businesses or the ownership of its properties.

2.6 Financial Statements.  The Company’s Financial Statements are contained in the Company’s filings and reports made with the Securities and Exchange Commission (“SEC”) since the Company’s formation (the “SEC Reports”). The SEC Reports are (i) accurate and complete, (ii) contain all information required to be filed under the rules and regulations of the SEC, (iii) are not subject to any outstanding SEC comment letters or inquiries, and (iv) do not contain any false statement of fact or fail to state ant fact necessary to make the facts stated therein not misleading.

2.7 No Litigation.  The Company is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending or threatened governmental investigation.  The Company is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

2.8 No Taxes. The Company is not, and will not become with respect to any periods ending on or prior to the Closing Date, liable for any income, sales, withholding, franchise, excise, license, real or personal property taxes (a “Tax”) to any foreign, United States federal, state or local governmental agencies whatsoever. All United States federal, state, county, municipality local or foreign income Tax returns and all other material Tax returns (including information  returns) that are required, or have been required, to be filed by or on behalf of the Company have been or will be filed as of the Closing Date and all Taxes due pursuant to such returns or pursuant to any assessment received by the Company have been or will be paid as of the Closing Date.  The charges, accruals and reserves on the books of the Company in respect of taxes or other governmental charges have been established in accordance with the tax method of accounting. All returns that have been filed relating to Tax are true and accurate in all material respects.  No audit, action, suit, proceeding or other examination regarding taxes for which the Company may have any liability is currently pending against or with respect to the Company and  the Company has not received any notice (formally or informally) of any audit, suit, proceeding or other examination.  No material adjustment relating to any Tax returns, no closing or similar agreement have been entered into or issued or have been proposed (formally or informally) by any tax authority (insofar as such action relate to activities or income of or could result in liability of the Company for any Tax) and no basis exists for any such actions.  The Company has not changed any election, adopted or changed any accounting method or period, filed any amended return for any Tax, settled any claim or assessment of any Tax, or surrendered any right to claim any refund of any Tax, or consented to any extension or waiver of the statute of limitations for any Tax.

2.9 Liabilities. As of the Closing and after payment of all obligations by the Escrow Agent, the Company will have no liabilities or obligations.  The Company is a “Shell Corporation” as defined by the Rules of the SEC.

2.10 ERISA Compliance.   The Company maintains no “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), under which the Company or any ERISA Affiliate has any current or future obligation or liability or under which any employee of the Company or any ERISA Affiliate has any current or future right to benefits.

2.11 Compliance with Law.  To the best of its knowledge, the Company has complied with, and is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies, including any environmental laws and regulations. There are no pending or threatened proceedings against the Company by any federal, state or local government, or any department, board, agency or other body thereof.

2.12 Agreements.  The Company is not a party to any material agreement, loan, credit, lease, sublease, franchise, license, contract, commitment or instrument or subject to any corporate restriction.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Unless specifically stated otherwise, Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

3.1 Agreement’s Validity. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

3.2 Investment Intent. Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof.

3.3 Restricted Securities.  Purchaser understands that the Shares have not been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

3.4 Legend. It is agreed and understood by Purchaser that the Certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED

3.5 Disclosure of Information. Purchaser acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Purchaser to make an informed decision regarding an investment in the Shares.  Purchaser represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

ARTICLE 4
COVENANTS OF THE PARTIES

4.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may request, all at the sole cost and expense of the requesting Party.  The Purchaser has had the opportunity to review and inspect all documents, books, records (including Tax records), properties, agreements, field operations, environmental records and compliance, and financial data of any sort relating to the Company, and to discuss the Company with its employees, customers and vendors.

4.2 Notices and Consents.  The Company will give any notices to third parties and will use its best efforts to obtain any third-party consents that the Purchaser may request.  Each of the Parties will give any notices to, make any filings with, and use its best efforts to obtain any required authorizations, consents, and approvals of governmental bodies.

4.3 Debt.  At Closing, the Escrow Agent will pay from the Purchase Price all outstanding indebtedness or obligations of the Company of any kind.

4.4 SEC Filings.  After the Closing, the Company and Purchaser will file all SEC reports pertaining to the transactions consummated hereunder.

ARTICLE 5 - THE CLOSING

5.1 Deliveries at Closing.  The Closing shall occur as a single integrated transaction, as follows.

(a) Delivery by the Company.  The Company shall deliver, or shall cause the Escrow Agent to deliver, to Purchaser:

(i)	The Certificates representing the Shares;

(ii)	copies of resolutions of the Board of Directors of the Company approving the terms of this Agreement and the execution of the Agreement by the Company;

(iii)	copies of all books, records and documents relating to the Company, including the corporate records and stock records of the Company;

(iv)	any other such instruments, documents and certificates as are required to be delivered by the Company or its representatives or agents pursuant to the provisions of this Agreement;

(v)	the Director Resignation(s) and Halsey Appointment Consent; and

(vi)	evidence of the satisfaction of the conditions set forth in section 1.5, including specifically subsection (b) thereof.

(b) Delivery by Purchaser.  Purchaser shall deliver, or shall cause the Escrow Agent to deliver:

(i)
To Escrow Agent, the Additional Payment in U.S. currency by wire transfer to a bank account designated in writing by the Company or by delivery of a certified check, which shall constitute, along with the Initial Deposit, the full amount of the Purchase Price, from which the Escrow Agent shall satisfy all outstanding obligations of the Company as of the Closing Date; and

(ii)	To the Company, a consent of the Manager(s) of Purchaser approving the terms of the Agreement and the execution of this Agreement by the Purchaser.

ARTICLE 6
MISCELLANEOUS

6.1 Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understanding related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement or the written statement, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not set forth.

6.2 Governing Law.  This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of Texas (without regard to principles of conflicts of law).

6.3 Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of the appropriate state or federal court in the State of Texas for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby.  Each party agrees to commence any such action, suit or proceeding in Dallas, Texas.

6.4 Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.5 Binding Effect; No Assignment, No Third-Party Rights.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  This Agreement is not assignable without the prior written consent of each of the parties hereto or by operation of law.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein, expressed or implied, shall give or be construed to give to any person, including any union or any employee or former employee of the Company, any legal or equitable rights, benefits or remedies of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

6.6 Further Assurances.  Each party shall, at the request of the other party, at any time and from time to time following the Closing Date promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

6.7 Severability of Provisions.  If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision is held invalid or unenforceable to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.

6.8 Exhibits and Schedules.  All exhibits annexed hereto, and all schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth herein. Any matter disclosed on any schedule referred to herein shall be deemed also to have been disclosed on any other applicable schedule referred to herein.

6.9 Captions.  All section titles or captions contained in this Agreement or in any schedule or exhibit annexed hereto or referred to herein, and the table of contents to this Agreement, are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

6.10 Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Closing Date occurs, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated.  Any obligation of the Company for compensation to any broker, finder, agent or other person shall be satisfied by the Escrow Agent.

6.11 Public Announcements.  The parties agree to consult with each other before issuing any press release or making any public statement or completing any public filing with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange or quotation system, will not issue any such press release or make any such public statement prior to consultation.

6.12 Non-confidentiality.  Notwithstanding Section 6.11, the Company and Purchaser, and each employee, representative or other agent of the same (collectively the “Covered Parties”), may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to a Covered Party relating to such tax treatment and tax structure.

***Signature Page Follows***

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the date first written herein above.

MILLENNIA, INC.

By: /s/Pam Halter
Pam Halter, President

BON AMOUR INTERNATIONAL, LLC

By: /s/ Nathan Halsey
Name: Nathan Halsey
Title: Pres/CEO